FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Alamos Gold Inc. (the “Company”)
2010-120 Adelaide St. W.
Toronto ON
M5H 1T1

Item 2.

Date of Material Change

December 6, 2005

Item 3.

News Release

The news release was issued at Toronto, Ontario on December 6, 2005.

Item 4.

Summary of Material Change

The Company announced that six surface reverse circulation holes recently drilled in the Escondida Hanging Wall Zone at the Mulatos Deposit, Mexico have encountered very high grade to bonanza grade gold mineralization. Vertical hole 05EI034 intersected 28.97 meters of 70.96 g/t Au, including 9.14m of 198.9 g/t Au. The Escondida Zone is located 500 meters northeast of the Estrella Pit, which is currently being mined.

Item 5.

Full Description of Material Change

The Company announced that six surface reverse circulation holes recently drilled in the Escondida Hanging Wall Zone have encountered very high grade to bonanza grade gold mineralization. Vertical hole 05EI034 intersected 28.97 meters of 70.96 g/t Au, including 9.14m of 198.9 g/t Au. The Escondida Zone is located 500 meters northeast of the Estrella Pit, which is currently being mined. Preliminary uncapped results from the zone are summarized below:

ESCONDIDA HANGING WALL ZONE COMPOSITE INTERVALS

DRILL HOLE (Azimuth/ Inclination)	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
05EI024 (0/-90)	76.22	45.73 60.98 68.60	56.40 62.50 76.22	10.67 1.52 7.62	12.29 5.35 0.85
05EI031 (0/-90)	79.27	59.45 Includes: 62.5	73.17 64.02	13.72 1.52	14.98 105.0
05EI032 (0/-90)	76.22	56.40 71.65 Includes: 57.93	68.60 76.22 59.45	12.20 4.57 1.52	36.92 0.73 227.0
05EI033 (0/-90)	67.07	47.26	67.07	19.81	11.86
05EI034 (0/-90)	79.27	50.30 includes: 54.88 70.12	79.27 64.02 77.74	28.97 9.14 7.62	70.96 198.90 24.71
05EI036 (155/-70)	79.27	57.93	76.22	18.29	3.89

The high-grade zone is a previously unrecognized style of mineralization consisting of coarse-grained native gold in the highest gold concentrations encountered to date in the greater Mulatos deposit area. Coarse visible gold to 2mm grain size was panned from drill cuttings and frequently seen in coarse reject material, and reflects an entirely different mode of occurrence from the Estrella portion of the deposit. The high-grade zone is stratiform and occurs hanging wall to the lower grade portion of the Escondida deposit. Assay results from drill holes to date combined with three isolated higher-grade holes previously drilled delineate an area approximately 115m long by 50m wide that is open to the northeast and southeast. Drill intercepts are believed to be true thickness of the hanging wall zone. Assays results are pending from seven additional holes containing visible gold. This discovery appears to confirm the Escondida deposit being the faulted extension of the historic high-grade deposit at Mina Vieja, which was responsible for the majority of previous gold production at Mulatos.

Reverse circulation drilling was chosen as the preferred drilling method, as core holes previously drilled to define the Escondida deposit had poor recovery in the upper part of the deposit where the high-grade mineralization occurs. All holes were drilled dry with a center-return bit and had excellent sample recovery. The samples are believed to be of high quality and more reliable than the previously drilled core samples, due to the drilling conditions. A total of 20 holes (1380 meters) have been drilled to date. Additional step-out drill sites have been prepared and will be drilled in the immediate future. Drill hole 05EI033 ended in 69.6-g/t mineralization and will be deepened.

The intercepts are also identifying mineralization where no previous resource blocks and/or low-grade resource blocks occur in the existing block model and are expected to significantly increase resource ounces. Bulk sampling in the underground exploration drift confirms higher-grade mineralization in the area with 20.9 g/t and 22.0 g/t Au assay from 30-ton rounds.  The exploration drift is generally located  nine to thirteen meters below the base of the high-grade zone.

The Escondida exploration program is being carried out under the direction of Ken Balleweg, BSc. Geological Engineering, M.S. Geology, Alamos' Vice President of Exploration and the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Mr. Balleweg also previously supervised the Escondida initial and step-out drilling programs for Placer Dome Exploration. Strict sampling and QA/QC protocol are followed, including the insertion of standards and blanks on a regular basis. Sample intervals are 1.5 meters, with two splits taken and bagged on site. One split is sent to ALS Chemex Inc. in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia for analysis.  The second split is saved in secure facilities at the on-site exploration camp. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t. Drill hole samples since recognition of coarse visible gold are being analyzed by 1000-gram screen fire assays to fully test coarse gold distribution. A 0.5g/t cut-off grade was used for calculation of composite intervals, with only a single 1.5m interval of sub-0.5 g/t material allowed within a composite interval. Holes commonly ended in low-grade mineralization, as the objective was to solely test the high-grade upper zone.

Underground infill drilling is in progress with two rigs in the Escondida zone, with 1837 meters completed in 19 holes to date. A third underground core drill is expected to arrive in January 2006.  Additional underground core holes will be drilled into the high-grade zone to further define limits and grade.

A map of drill hole locations can be accessed at the following website www.alamosgold.com.

Alamos common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol AGI.DB”.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.

Date of Report

Dated at Toronto, Ontario, this 12th day of December, 2005.